EXHIBIT 99.1
GENTERRA CAPITAL INC.

PRESS RELEASE

GENTERRA CAPITAL INC. REPORTS SECOND QUARTER FINANCIAL RESULTS

Toronto, May 25, 2011 – Genterra Capital Inc. (TSXV: “GIC”)

As previously announced, effective May 10, 2010 Consolidated Mercantile Incorporated (“CMI”) and Genterra Inc. (“Genterra”) amalgamated to form Genterra Capital Inc. (“GCI”).  Net income for the six months ended March 31, 2011 was $519,050 compared to a net loss of $36,877 in the 2010 period. The 2011 results include a gain on sale of a rental real estate property during the current quarter of $473,895. Earnings per share for the period were $0.05 compared to $0.00 in the 2010 period.

As CMI was identified as the acquirer, the results of operations for the six months ended March 31, 2011 include the operations of the combined entity, while the results for the six months ended March 31, 2010 include the results for CMI only.

Genterra Capital Inc. is a management holding company whose assets include rental real estate properties and investments.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

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